                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-24921

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K/KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q/QSB
             [ ] Form N-SAR

         For the Period Ended: December 31, 2003

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         For the Transition Period Ended: ________________

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                         POWER 3 MEDICAL PRODUCTS, INC.
                             Full Name of Registrant

                          8374 Market Street, Suite 439
            Address of Principal Executive Office (Street and Number)

                               Bradenton, FL 34202
                            City, State and Zip Code

                                       1

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day
                    following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Power 3 Medical Products, Inc. (the "Company") could not file its Form
10-KSB for the year ended December 31, 2003 within the prescribed time period because the Company has not completed its financial statements for the year.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                            Timothy Novak, President
                                 (941) 360-3039
                      (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
    of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Power 3 Medical Products, Inc. has caused this notification to be signed on its behalf by the undersigned officer, thereunto duly authorized.

Date:    March 31, 2004                     Power 3 Medical Products, Inc.

                                            By: /s/  Timothy Novak

                                            Title:   President